INVESTMENT COMPANY BOND

	Hartford Casualty Insurance Company
	One Hartford Plaza
	Hartford, CT 06155
	(Herein called UNDERWRITER)

Bond No. 08 FI 0248490-14

DECLARATIONS

Item 1. Name of Insured (herein called INSURED(S): MILLER INVESTMENT TRUST

Principal Address: 20 WILLIAM STREET
WELLESLEY, MA 02481

Item 2.	Bond Period: from 12:01 a.m. on Standard Time.	12/27/14 (Month/Day/Year)	to 12:01 a.m. on	12/27/15 (Month/Day/Year)

Item 3. Limit of Liability $900,000

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES:	Limit of Liability	Deductible
I.	Employee	$ 900,000	$ 10,000
II.	Premises	$ 900,000	$ 10,000
III.	Transit	$ 900,000	$ 10,000
IV.	Forgery or Alteration	$ 900,000	$ 10,000
V.	Securities	$ 900,000	$ 10,000
VI.	Counterfeit Currency	$ 900,000	$ 10,000
VII.	Computer Systems Fraudulent Entry	$ 900,000	$ 10,000
VIII.	Voice Initiated Transaction	$ 900,000	$ 10,000
IX.	Telefacsimile Transfer Fraud	$ 900,000	$ 10,000
X.	Uncollectible Items of Deposit	$ 900,000	$ 10,000
XI.	Audit Expense	$ 100,000	$ 10,000
XII.	Stop Payment	$ 100,000	$ 10,000
XIII.	Unauthorized Signatures	$ 100,000	$ 10,000
	Optional Coverages:		
		$ N/A	$ N/A

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company."

Item 4. The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith:
F-6018-0; HG00H00901; F-6012-0; CS00M01500

Item 5. The INSURED by the acceptance of this bond gives notice to the UNDERWRITER terminating or canceling prior bond(s) or policy(ies) No.(s) 00 FI 0248490-13 such termination or cancellation to be effective as of the time this bond becomes effective.

This bond will not be valid unless countersigned by our duly authorized representative.

Countersigned by

Signed, this 15TH day of January, 2015.

JENIFER THOMPSON, Authorized Representative

Form F-6000-0

Page 1 of 12

FIDELITY BOND

JOINT INSUREDS AGREEMENT

THIS AGREEMENT is made as of the 17th day of June, 2015 by and among each of the series listed on Schedule A to this Agreement of the Miller Investment Trust, a registered investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Insureds”).

The Insureds have acquired a joint fidelity bond (the “Fidelity Bond Policy”) issued by Hartford Casualty Insurance Company (the “Insurance Company”) in the amount of $900,000 (the “Bond Amount”). The Fidelity Bond Policy is effective from December 27, 2014 to December 27, 2015 (the “Policy Period”). Under the terms of the Fidelity Bond Policy, the Insurance Company has agreed to cover the Insureds against larceny and embezzlement of each officer and employee of the Insureds who may have access to securities or funds of the Insureds, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities, with certain exceptions, in accordance with the terms of the Fidelity Bond Policy and the requirements of Rule 17g-1 under 1940 Act.

A majority of the members of the board of trustees (each, a “Trustee”) of the Insureds who are not “interested persons,” as defined in Section 2(a)(19) of the Act (such Trustees being the “Independent Trustees”), have given due consideration to all factors relevant to the form, amount, type and coverage of the Fidelity Bond Policy and ratable allocation of premiums among the Insureds of the Joint Fidelity Policy, and the majority of such Independent Trustees have approved the amount, type, form and coverage of the Fidelity Bond Policy and the portion of the premium payable by each Insured under this Agreement.

The Independent Trustees of each Insured have determined that the allocation of the proceeds payable under the Fidelity Bond Policy among the Insureds as set forth herein (which takes into account the minimum amount of the fidelity bond required to be maintained by each Insured if it maintained a single insured bond) is equitable.

In consideration of the mutual covenants and agreements contained herein, the Insureds agree that:

1.                  Purpose and Interpretation. The Insureds agree that the sole purpose and intent of this Agreement is to provide for the allocation among them of responsibility for payment of premiums and allocation of recoveries under the Fidelity Bond Policy, and that the entitlement of each Insured shall otherwise be determined by, and subject to, the terms of the Fidelity Bond Policy. The Fidelity Bond shall name each of the Funds as an insured, and shall comply with the requirements for such a bond established by Rule 17g-1.

2.                  Amount. The bond shall be in an amount based upon the total assets of each Fund, which amount is equal to or in excess of the minimum coverage required for each of the Funds specified in Rule 17g-1.

3.                  Allocation of Premium. Each Insured shall pay a pro rata portion of the aggregate premiums to be borne by the Insureds, which portion shall be determined based on the relative gross assets of each Insured as of a specified date as determined by an appropriate officer of the Insureds, in relation to the aggregate gross assets of all of the Insureds at such date. From time to time, adjustments may be made by mutual agreement of the Insureds to the portion of the premium theretofore paid by an Insured, based on a subsequent change or changes in the gross assets of one or more Insureds.

4.                  Loss to One Insured. If any proceeds are received under the Fidelity Bond Policy as a result of a loss sustained by only one Insured, the entire proceeds shall be allocated to the Insured incurring such loss.

5.                  Loss to More than One Insured. If any proceeds are received under the Fidelity Bond Policy as a result of any loss sustained by more than one Insured, the Insureds shall receive an equitable and proportionate share of the recovery; provided, however, that in the event that the total estimated expense and/or indemnity exposure of claims made against the Insureds and reported under the Fidelity Bond Policy exceed the aggregate coverage provided thereunder, then the coverage shall be allocated pro rata among the Insureds based upon premium payments or as otherwise agreed to by the Insureds in writing; provided, further, that each Insured shall receive an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

6.                  Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

7.                  Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party shall be entitled to specific performance of the agreements and obligations of the other parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

8.                  Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (without reference to the conflicts of law provisions thereof).

9.                  Complete Agreement; Amendments; Continuation. This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter. No amendment, modification or termination of, or waiver under, any provision of this Agreement shall be valid unless in writing and signed by each party, and consented to by a majority of Independent Trustees. The continuation of this Agreement is subject to its approval not less than annually by a majority of the Independent Trustees of each Insured of the amount, type, form and coverage of the Fidelity Bond Policy and the portion of the premium to be paid by each Insured.

10.              Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document. This Agreement may be executed by facsimile signatures.

11.              Limitation of Liability. The obligations of Insureds under this Agreement are not binding on the directors, trustees or holders of shareholders of any Insured (or any series thereof) individually, but bind only the assets of applicable Insured (or such series).

[End of Text]

IN WITNESS WHEREOF, the Insureds have caused this Fidelity Bond Joint Insureds Agreement to be executed and delivered as of the day and year first above written.

MILLER INVESTMENT TRUST ON BEHALF OF ITS SERIES, THE MILLER CONVERTIBLE BOND FUND, MILLER INTERMEDIATE BOND FUND, AND MILLER CONVERTIBLE PLUS FUND

By:/s/ Greg Miller

Name: Greg Miller

Title: President

Schedule A

Miller Investment Trust

Miller Convertible Bond Fund

Miller Intermediate Bond Fund

Miller Convertible Plus Fund

SECRETARY’S CERTIFICATE

I, Darlene Murphy, being duly appointed Secretary of the Board of Trustees of the Miller Investment Trust (the “Trust”), comprised of the Miller Convertible Bond Fund, Miller Convertible Plus Fund and Miller Intermediate Bond Fund (each a “Fund” and, collectively, the “Funds”), duly certify and attest that, at a Board of Trustees meeting held on October 17, 2014, the following resolutions were adopted:

RESOLVED, that the Board of Trustees, including each Trustee who is not an “interested person” of the Trust (“Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), hereby authorizes, empowers and directs the officers of the Trust, with the advice of counsel to the Trust, to procure and to maintain for the Trust, on behalf of each series of the Trust, a joint fidelity bond conforming with the requirements of Rule 17g-1 under the 1940 Act, designed to protect each Fund and the Trust against larceny and embezzlement; and

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, having given due consideration to all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Trust to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Funds’ respective portfolios, hereby determines that a joint insured registered management investment company bond in the amount of $900,000 for period the December 27, 2014 to December 27, 2015, is reasonable in form and amount and hereby approve the bond (substantially in the form of the Trust’s current bond with such changes thereto as the appropriate officers of the Trust with the advice of counsel to the Trust consider necessary or appropriate); and

FURTHER RESOLVED, that the Board of Trustees, including the Independent Trustees, hereby approves the portion of the premium for the bond on behalf of each Fund, and the payment of such premium thereon, after having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund under the bond is less than the premium the Fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Secretary of the Trust or her delegate shall file the bond with the U.S. Securities and Exchange Commission and give notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Fidelity Bond Joint Insureds Agreement with respect to the bond, substantially in the form presented at this meeting, be, and hereby is, approved by the Board of Trustees, including the Independent Trustees.

 /s/ Darlene Murphy

Darlene Murphy

Secretary of the Trust and

President, Wellesley Investment Advisors, Inc.